Exhibit 10.1

HouseValues Inc.

2007 MANAGEMENT BONUS INCENTIVE PLAN SUMMARY

The 2007 Management Bonus Incentive Plan (the “Plan”) is an annual cash bonus plan in which executive officers and certain other employees of HouseValues (the “Company”) are eligible to participate. The Plan provides cash bonuses based on the achievement of quarterly, semi-annual and/or annual key objectives related to the Company’s and individual’s performance during fiscal year 2007.

The Compensation Committee of the Company’s Board of Directors (the “Compensation Committee”) administers the Plan. The target annual incentive is set as a percentage of each job level’s base salary.

There are two components to the 2007 Plan. The first component of the Plan sets earnings before interest, taxes, depreciation and amortization (“EBITDA”) targets for company performance. The second component of the Plan sets individual quarterly, semi-annual and/or annual key objectives. Funding for executive officer management bonuses under this Plan is largely weighted to company performance. No executive officer will receive a cash bonus under the Plan if less than 100% of the EBITDA target is met. Other job levels may be eligible to receive a cash bonus if a threshold EBITDA target is met. Participants may receive greater than 100% of their target annual incentive if EBITDA achieved is significantly greater than plan.

The Compensation Committee, in its sole discretion, may (a) eliminate, increase or reduce the bonus payable to any participant above or below that would otherwise be payable, including the reduction or elimination of payouts based on the achievement of quarterly performance goals if the annual performance goals are not met, and (b) modify or terminate the Plan at any time.

Payment of bonuses, if any, under the Plan shall be made as soon as practicable after December 31, 2007, but shall be paid no later than March 31, 2008. Each bonus shall be paid in cash in a single lump sum, subject to applicable withholding.